Exhibit 18.1

May 12, 2023

Audit Committee of the Board of Directors

TILT Holdings Inc.

2801 E. Camelback Rd Ste 180

Phoenix, AZ 85016

We have audited the consolidated financial statements as of and for the year then ended December 31, 2022, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 16, 2023. In addition, we have reviewed the consolidated financial statements as of and for the period then ended March 31, 2023, included in the 10-Q quarterly filing and note that Note 2, Reclassifications, to the financial statements, contains a description of your reclassification of $4.7 million of the Massachusetts Lease Liability, previously included in current liabilities on the consolidated balance sheet as of December 31, 2022, into the Massachusetts noncurrent lease liabilities as of March 31, 2023, as permitted by ASC 842-20-45. There are no authoritative criteria for determining a 'preferable' method of accounting, for calculating current portions of long-term finance lease liabilities based on the particular circumstances; however, we conclude that such a change in method of accounting is an acceptable alternative method which, based on your business judgment to make this change and for the stated reason, is preferable in your circumstances.

/s/ Macias Gini & O’Connell LLP San Jose, California